UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TWL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

87309T200
 (CUSIP Number)

John Liviakis
655 Redwood Road, Suite 395
Mill Valley, California 94941
(415) 389-4670
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John Liviakis
| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]
| 3 |	SEC Use Only

| 4 |	Source of Funds
PF

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
Number of	2,932,310
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	N/A
Reporting
Person With	| 9 | Sole Dispositive Power
2,932,310

|10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
2,932,310

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
22.10%

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of TWL Corporation (the “Company”).  The principal executive offices of the Company are located at 4101 International Parkway, Carrollton, Texas 75007.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by John Liviakis.  Mr. Liviakis’ business address is 655 Redwood Road, Suite 395, Mill Valley, California 94941.  Mr. Liviakis present principal occupation is serving as Chairman of Liviakis Financial Communications, Inc.

(d)-(e)  During the last five years, Mr. Liviakis: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Liviakis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 16, 2008, John Liviakis purchased 800,000 shares of common stock of the Company.  Mr. Liviakis paid aggregate consideration of $800,000 (or $1.00 per share) for the shares using his personal funds.

Also on March 16, 2008, the Company issued 625,000 shares of its common stock to Liviakis Financial Communications, Inc., a California corporation, of which John Liviakis controls and is therefore deemed to beneficially own.  The Company issued the shares as consideration for investor relations services rendered.  The value of such services is approximately $625,000.

Item 4. Purpose of Transaction

Mr. Liviakis acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Liviakis may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Liviakis also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;
(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Liviakis does not have any current plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	John Liviakis beneficially owns 2,932,310 shares, or 22.10% of the common stock of the Company, based on 13,268,902 shares outstanding as of the date of this filing.

(b)	Mr. Liviakis has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 2,932,310 of the shares beneficially owned by Mr. Liviakis.

(c)	Mr. Liviakis acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Liviakis.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2008

By: /s/ John Liviakis
       John Liviakis